Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

www.drinkerbiddle.com

April 11, 2018

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edward P. Bartz

Re:	Destra International & Event-Driven Credit Fund, File Nos.: 333-221584; 811-23309

Dear Mr. Bartz:

The following responds to the comments you provided orally on April 6, 2018 in connection with your review of the amended registration statement (the “Registration Statement”) filed on March 23, 2018 on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), to register the Destra International & Event-Driven Credit Fund (the “Fund” or “Registrant”).1 The changes to the Fund’s disclosure discussed below will be reflected in an amendment to the Fund’s Registration Statement.

Prospectus

Summary of Investment Strategy (Page ii)

1.	Comment: The second paragraph of this section states that the Fund will invest “between 0% and 50%” of its assets in the event-driven credit strategy. Since the Fund’s name includes the term “event-driven,” please revise this section to provide a policy to invest significantly in investments in the event-driven strategy under normal market conditions.

Response: The Registrant will revise the disclosure as follows:

Due to the episodic nature of Event-Driven Credit opportunities, the Fund will have a varying degree of exposure to the strategy, but during normal market conditions such exposure will be significant and is ~~typically~~ expected to be ~~between 0% and~~ up to 50% of Fund total assets.

1 Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

Risk Factors (Page 8)

2.	Comment: Please revise this section to provide descriptions of the principal risks of the Fund (e.g., small capitalization risk, interest rate risk).

Response: The Registrant will revise the disclosure as requested.

3.	Comment: Please supplementally:

(i) inform the Staff of the accounting policy applied to the unitranche loans (“co-lending investments”) and how the valuation of such investments takes into account the payment prioritization schedule/payment waterfall and the impact of such co-lending arrangements on the calculation of interest income under the effective interest method.

(ii) confirm whether any co-lenders under these unitranche loans are affiliated with the Fund’s Adviser(s).

Response: (i) The Registrant will only purchase unitranche loans in the secondary market. Valuation of unitranche loans will be in accordance with the Registrant’s valuation policy and the methods used to value non-exchange-traded instruments. The Registrant does not expect the valuation method to affect the calculation of interest income under the effective interest method. (ii) The Registrant does not expect that co-lenders under any unitranche loans will be affiliated with the Fund’s Adviser(s).

Types of Investments and Related Risks (Page 21)

4.	Comment: Please revise the disclosure in the section entitled “Types of Investments and Related Risks” beginning on page 21 to delineate between principal and non-principal risks of the Fund.

Response: The Registrant will revise the disclosure as requested.

Statement of Additional Information

Investment Restrictions (Page 19)

5.	Comment: Please include a separate disclosure in this section providing that, as referenced on page 22 of the prospectus and page 2 of the Statement of Additional Information, if a bank loan or loan participation or other similarly-structured investment does not shift to the Fund the direct debtor-creditor relationship with the borrower, the Fund will treat both the lending intermediary and the borrower as “issuers” for purposes of the Fund’s fundamental concentration policy.

Response: The registrant will add the following disclosure under “Notations Regarding Fundamental Investment Restrictions”:

With respect to the fundamental policy relating to industry concentration set forth in (7) above, in the case of bank loans or loan participations where a bank or other lending institution serves as a financial intermediary between the Fund and the borrower, the Fund generally will treat the borrower as the “issuer” of indebtedness held by the Fund. If the bank loan or loan participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, the Fund will treat both the lending intermediary and the borrower as “issuers.” Treating a financial intermediary as an issuer of indebtedness may restrict the Fund’s ability to invest in indebtedness related to a single financial intermediary, or a group of intermediaries engaged in the same industry, even if the underlying borrowers represent many different companies and industries.

General Comments

6.	Comment: Please supplementally provide the Staff with a copy of the Fund’s Sub-Sub-Advisory Agreement and a completed fee table to be used under “Summary of Fees and Expenses” at your earliest convenience.

Response: The Registrant acknowledges the Staff’s comment and will file the requested document as an exhibit to the pre-effective amendment to the Registrant’s Registration Statement.

* * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959 or, in my absence, to Benjamin McCulloch at (312) 569-1109.

Sincerely,

/s/ Joshua Deringer

Joshua Deringer

cc:	Jane Hong Shissler, Esq. Benjamin McCulloch, Esq.

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